Exhibit 1

FOR IMMEDIATE RELEASE

ENDEAVOR FILES PRELIMINARY CONSENT MATERIALS TO REMOVE ENTIRE BOARD OF DIRECTORS AT MAWSON INFRASTRUCTURE GROUP

Significant Stockholder Seeks Governance Changes Following Years of Value Destruction and Strategic Missteps

Believe Immediate Action Must be Taken to Prevent the Further Destruction of Value

FORT SMITH, AR – March 16, 2026 – The Endeavor Investor Group (together with its affiliates, “Endeavor” or “we”), a significant stockholder of Mawson Infrastructure Group Inc. (“Mawson” or the “Company”), today announced that it has commenced a consent solicitation to remove the entire current Board of Directors of Mawson and begin the process of reconstituting the Board with directors committed to restoring accountability and maximizing value for all stockholders.

Endeavor believes the Company’s current trajectory reflects a pattern of governance failures, poor capital allocation decisions, and ineffective oversight that has resulted in significant destruction of shareholder value.

“Mawson controls a strategically important footprint in high-performance compute and digital asset infrastructure that is not reflected in today’s share price,” said Joshua Kilgore, Managing Member of Endeavor Blockchain, LLC. “However, years of strategic missteps and governance failures have severely damaged the Company’s credibility with investors. We are launching this consent solicitation because we believe meaningful change at the Board level is necessary to unlock the value of Mawson’s assets and restore confidence among stockholders. Removing the current directors is an important first step in reconstituting the Board and creating meaningful change at the Company.”

A Record of Value Destruction

Under the current Board’s oversight, Mawson’s market capitalization has fallen from approximately $450 million at the end of 2021 to roughly $15 million as of early 2026, a decline of nearly 95%.

During this period, the Company has also significantly diluted existing stockholders through repeated equity issuances and financing transactions while its share price continued to decline.

Endeavor also believes Mawson’s balance sheet and operational stability have deteriorated as a result of repeated strategic missteps, executive turnover, and ineffective oversight by the Board.

A Path Forward

Despite the Company’s current challenges, Endeavor believes Mawson’s underlying infrastructure assets remain valuable.

Endeavor believes Mawson’s power footprint and infrastructure could support opportunities beyond Bitcoin mining, including high-performance computing, artificial intelligence infrastructure, and other high-density compute applications.

Endeavor has stated that it is prepared to serve as an active partner to a refreshed Board and invest meaningful capital to stabilize the Company’s balance sheet and position Mawson for sustainable long-term success.

“We believe Mawson can become a valuable digital infrastructure platform under the right leadership and governance,” Kilgore added. “Our goal is to help ensure that Mawson’s strategy, capital allocation, and oversight are aligned with the interests of its stockholders.”

Endeavor urges Mawson stockholders to review the consent solicitation materials carefully and support its efforts to restore accountability and strategic direction at the Company.

About Endeavor Investor Group

The Endeavor Investor Group (together with its affiliates, “Endeavor”) is an investment group focused on high-performance compute and digital asset infrastructure. Endeavor is comprised of Endeavor Blockchain, LLC, Big Digital Energy LLC, PM Squared, LLC, and certain associated individuals and entities, including Joshua Kilgore, Cody Smith, and Phil Stanley. Through its affiliates, Endeavor has invested in and operates large-scale, energy-intensive compute and digital asset infrastructure across the United States, with experience in:

•	Developing and financing high-density compute and digital asset facilities
•	Power procurement, grid interconnection, and regulatory strategy in diverse energy markets
•	Designing, building, and operating mission-critical infrastructure for digital assets and high-performance computing

Investor Contact

Investor Relations
Samir Jain
Email: ir@big-digital.energy

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Endeavor Blockchain, LLC (“Endeavor Blockchain”), together with the other participants named herein (collectively, “Endeavor”), has filed a preliminary consent statement and accompanying WHITE consent card with the Securities and Exchange Commission (“SEC”) to be used to solicit consents for the removal of all members of the board of directors (the “Board”) of Mawson Infrastructure Group Inc., a Delaware corporation (the “Company”).

ENDEAVOR STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE CONSENT STATEMENT AND OTHER CONSENT MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH CONSENT MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS CONSENT SOLICITATION WILL PROVIDE COPIES OF THE CONSENT STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ CONSENT SOLICITOR.

The participants in this consent solicitation are Endeavor Blockchain, Big Digital Energy LLC (“Big Digital Energy”), PM Squared, LLC (DBA PM Squared Financial) (“PM Squared”), Joshua Kilgore, Cody Smith and Phil Stanley (collectively, the “Participants”).

As of the date hereof, Endeavor Blockchain beneficially owns 1,500,000 shares of the Company’s common stock, $0.001 par value per share (the “Common Stock”). As of the date hereof, Mr. Kilgore, as the Managing Member of Endeavor Blockchain, may be deemed to beneficially own the 1,500,000 shares of Common Stock owned directly by Endeavor Blockchain and directly beneficially owns 8,000 shares of Common Stock. As of the date hereof, Big Digital Energy does not beneficially own any shares of Common Stock. As of the date hereof, PM Squared beneficially owns 4,397 shares of Common Stock. As of the date hereof, Mr. Stanley, as the Managing Member of PM Squared, may be deemed to beneficially own the 4,397 shares of Common Stock directly owned by PM Squared. As of the date hereof, Mr. Smith beneficially owns 75,000 shares of Common Stock.